September 19, 2007



United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D. C.  20549



                RE:  Mortgage Assistance Center Corporation
                        Form 10-KSB FYE December 31, 2006
                        Filed April 17, 2007
                        File No. 000-21627


Gentlemen:

     In response to your letter to the Company dated September 6, 2007, we have prepared for your consideration the following responses to your comments.

     Form 10-KSB for Fiscal Year Ended December 31, 2006
     ---------------------------------------------------

     Consolidated Statements of Operations and Comprehensive Loss, F-7
     -----------------------------------------------------------------

1. We note your disclosure in Note 14 on F-29 that the Series A preferred stock has a stated annual 10% cumulative dividend. In accordance with SFAS 128, loss available to common stockholders shall be computed by adding both dividends declared in a period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) to net loss. Please include the preferred dividend as an adjustment in the calculation of net loss available to common shareholders as required by SFAS 128 and EITF 03-6, or tell us why this guidance is not applicable.

               Response: The transaction was effective 11-30-06 and the amount of the cumulative undeclared dividends through December 31, 2006 was $12,500. The Company will note this amount in the description of the Series A Preferred Stock on the Balance Sheet, add the information in Footnote 14, and add to the description "Net loss per weighted-average share of common stock outstanding, calculated on net loss" the words "and cumulative undeclared dividends on Preferred Stock" on the Consolidated Statements of Operations and Comprehensive Loss. However, the addition of these dividends to the computation will have no effect on the loss per share for the reported periods.

     Notes to Consolidated Financial Statements

     Note 2 - Summary of Significant Accounting Policies

     General

2. Please revise your summary of significant accounting policies to provide a detailed discussion of revenue recognition related to servicing fees and commissions, rental income and other income. Please cite the specific authoritative literature you used to support your accounting treatment. Also, tell us how you considered SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as it relates to your obligations for servicing contracts.

               Response: The following information will be added to Note 2:

                    Servicing fees:

                              Servicing fees are charged to the portfolio asset pools for services provided by the Company (property management, legal, administrative) in order to maximize the value of the assets in the portfolio. Income is recorded as the services are performed, in accordance with the terms of the service agreements.

                    Rental Income:

                              The Company, through one of its 50% owned joint ventures, owns a commercial building in Dallas, Texas that it leases. Rental income is accrued on a monthly basis in accordance with the terms of the lease agreement.

                    Other income:

                              Other operating income primarily consists of fees received from individual investors, joint venture partners, or third party entities for identifying and acquiring asset pools as well as the reimbursement of certain costs associated therewith, and are recorded at the time the acquired pools are transferred to the investors.

                              The  above  policies  have  been  adopted  by  the
                              Company for income recognition based on the general revenue guidance contained in Statement of Financial Accounting Concepts No. 5.

                              We do not consider SFAS 140 applicable for servicing contracts as the Company only provides a service and does not assume any responsibility for the repayment of the obligations of the notes it services.


                              Commission Income is not applicable to any of the reporting periods and will be removed from the line item description.

      Note 6 - Portfolio Assets, page F-21

3.             We note from your  disclosure  on F-14 that you have  adopted SOP
               03-3 for all of the loans in your portfolio.  Please ensure these disclosures  include  information  regarding  the  change in this account (e.g. a  roll-forward  showing the balance in the account
               prior  year   balance  +  current  year   impairment   charges  -
               collections  on prior  year  impairment  charges =  current  year balance)  for  each of the  years  presented  in  your  financial statements.  Please revise to provide the disclosures required by paragraphs 14-16 of SOP 03-3.

               Response: We will include the following table of changes in our reserve for impairment in the footnote:

                                                                2006                      2005
                                                         -------------------       --------------------

                Beginning balance                        $     202,691             $          --
                Provision for impairment                       105,000                   202,691
                Amounts charged off against reserve            (54,182)            $          --
                                                         -------------------       --------------------
                Ending balance                           $     253,509             $     202,691
                                                         ===================       ====================

4. Please revise your footnotes to include all the disclosures required by paragraph (13) of SOP 01-6. Please ensure to provide detailed disclosure surrounding your policy regarding the loans that have been classified as "held for sale" and those that have been "held for investment."

               Response: All of our loans are "held for sale," therefore most of the provisions of SOP 01-6 do not apply to us. Disclosures that do apply are included in our footnotes.

      Note 16 - Common Stock Warrants, page F-33

5. We note that, on November 30, 2006, you entered into the Series A Preferred Stock and Common Stock Warrant Purchase Agreement in which you issued convertible redeemable Series A preferred stock, warrants to purchase 4,556,694 shares of your common stock which you valued at $1.00 per warrant share, and "back end" warrants that enable the holder to acquire 2,700,262 shares of your common stock, depending on whether certain financial benchmarks are achieved by December 31, 2007. It appears from your disclosure that no value was assigned to the attached warrants. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of APB 14, EITF 00-19, and EITF 00-27.

               Response: It was determined that the Company unintentionally misstated the actual number of investment warrants issued in conjunction with its November 30, 2006 Series A Preferred Stock financing. While the aggregate number of investment warrants to be issued by the Company was 9,113,387, in light of the staged nature of the investment, the Company and investors had originally agreed to issue a partial allocation of investment warrants pro rata in conjunction with each tranche of funding actually received. However, immediately prior to the closing of the first tranche of funding, this warrant provision was changed to cause the entire amount of all investment warrant shares to be issued to the investors with the first partial funding tranche, subject to a pro-rata reduction if the anticipated subsequent tranches were not funded. As a result, the Company inadvertently reported in its 10-KSB for the calendar year 2006, a total of 4,556,694 investment warrants being issued pursuant to the first tranche of funding, instead of the renegotiated amount of 9,113,387 warrant shares actually issued at closing. This change was correctly reported in the Company's subsequent 10-QSB filing for the first calendar quarter of 2007; however, we will correct the information in our amended Form 10-KSB for 12/31/2006.

               Notwithstanding the above, the Company has evaluated APB-14, EITF 00-19, and EITF 00-27 and concluded that the net proceeds of the Series A Preferred Stock financing should be allocated on a pro-rata basis to the Series A Preferred Stock and the Common Stock Warrants (see proposed revised Statements of Changes in Stockholders' Equity (Deficit) on Exhibit A to this letter). This allocation was based on first determining the value of the warrants based on the Company's valuation model, and then taking the relative value of the Series A Preferred Stock and the warrants individually to the total of the computed value, and applying the individual pro-rata share to the total net capital contribution.

               The Company believes that this presentation is most consistent with accounting guidelines, but is concerned that the result does not accurately reflect the relative economic value of the Preferred Stock compared to the Common Stock warrants and would appreciate any additional guidance from the Commission.

      Note 18 - Commitments, F-36

6. We noted from your disclosure under Item 2 - Properties on page 8 that you currently lease corporate office space in Dallas, Texas. Please provide the disclosures required by paragraph (16) (b-d) of SFAS No. 13. In addition, please revise your disclosures to provide additional information regarding the old office space (i.e. whether the lease will be terminated or subleased.)

               Response: The following will be added to Note 18 - Commitments:

               The Company leases its corporate offices in Dallas, Texas under an operating lease expiring in September 2008. The Company is required to pay all insurance, maintenance and repairs related to this leased facility. The Company had no other significant operating leases.
               Rental expense under this lease was $37,491 and $40,104 for the years ended December 31, 2006 and 2005, respectively.
               At December 31, 2006, minimum future lease payments to be paid annually under the two-year non-cancellable operating lease for operating space were as follows:

                                  2007     $36,540
                                  2008      28,755

               A lease termination for the previous office space had not been negotiated as of the time the Form 10-KSB had been filed. However, we will add the terms of the lease termination agreement in the footnotes for the amended Form 10-QSB for the Quarter ended March 31, 2007.

     Form 10-QSB for the Quarter Ended June 30, 2007

     Notes to Consolidated Financial Statements

     Note 4 - Principles of Consolidation and Basis of Presentation, F-10

7. It appears from your disclosure the Company sold its 50% interest in Dutch Fork Capital which was being consolidated by the Company. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41-44) of SFAS No. 144.

               Response: We will revise our Form 10-QSB Consolidated Statements of Operations and Comprehensive Loss to reflect the discontinued operations of Dutch Fork Capital according to the provisions of paragraph 43 of SFAS No. 144 (see Exhibit B attached to this letter).

     Note 9 - Lease Obligations, F-12

8. We noted that the Company entered into a new lease agreement in April 2007 that included scheduled rent increases over the term of the lease. Pursuant to SFAS No. 13, it would appear rent related to this lease should be recognized on a straight-line basis over the lease term. Please clarify your accounting treatment and revise if necessary.

               Response: The lease was effective 5/1/2007. We expensed actual rent paid for the period, but the difference between the amount recorded as expense and the amount that should have been expensed using the straight-line method was immaterial. We will indicate the correct method of recording expense in the footnote and book the expense properly in future periods.

      Item 3. Controls and Procedures

9. We note that your disclosures do not comply with Item 307 and 308 of Regulation S-B in the following respects: o Your conclusion should clearly state that your disclosure controls and procedures are either effective or ineffective.

               Response: We will add a statement that the Company's disclosure controls and procedures, except for the material weaknesses specifically identified, are effective.

          o We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurances of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.

               Response: We will revise to clearly indicate that the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company's principal executive officer and principal financial officer concluded that the disclosure controls and procedures are effective at that reasonable level.

          o We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B in the following respect. The disclosure should state clearly if there were any changes in your internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

               Response: The changes in internal controls that were made as a result of the discovery of the material weakness have now been identified and corrected.

10. We note that you have identified weaknesses in the Company's control process. Please revise your disclosure to state when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Also, disclose the specific steps that you have taken, if any, to remediate the material weaknesses.

               Response: We will add a statement in the discussion specifying when and how the discovery was made (second quarter of 2007) and when the weaknesses first began (2006). As of the date of the report, the Company had not completed its internal investigation, which will include identifying and implementing additional control processes to remediate the material weaknesses identified. The proposed changes for comments 9 and 10 above have been incorporated and marked in Exhibit C attached to this letter.

         Item 6. Exhibits

11. In accordance with Item 601 of Regulation S-B, please file an accountant awareness letter on reviewed financial information from your independent accountant as exhibit 25 to your Form 10-QSB.

               Response: Based on our review of the requirements of Item 601 of Regulation S-B, the Company does not believe that an accountant's awareness letter is required to be filed under Exhibit 15 because the interim financial statements are not being used in connection with a registration statement.

        Exchange Act Filings

12. Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

               Response: We would like to wait for a response from the Commission on the adequacy of the proposed revisions prior to amending the Company's Form 10-KSB for the year ended December 31, 2006, the Form 10-QSB for the quarter ended March 31, 2007, and the Form 10-QSB for the quarter ended June 30, 2007 to reflect the changes resulting from the comments above. However, if necessary, we will be prepared to submit to you a marked draft of the proposed amended filings.

         Mortgage Assistance Center Corporation understands it is responsible for the adequacy and accuracy of its disclosures in its filings with the Securities and Exchange Commission. We further understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If there are any additional questions or comments, please contact the Company's Chief Financial Officer, Richard Coleman, at 214-635-3750.


                                                         Sincerely,


                                                         /s/ Ronald Johnson
                                                         ------------------
                                                         Ronald E. Johnson
                                                         Chief Executive Officer

                                                                                                                           EXHIBIT A



                     MORTGAGE ASSISTANCE CENTER CORPORATION

         Amended Statements of Changes in Stockholders' Equity (Deficit)

                     Years Ended December 31, 2006 and 2005

                                                                              Common Stock
                                                                             ------------
                                                           Series A                                   Additional
                                                          Preferred                                    paid-in        Accumulated
                                                            Stock         Shares       Par Value       capital          deficit
                                                          ----------   ------------   ------------   ------------    ------------

Balances at
       December 31, 2004                                  $     --       12,625,124   $     12,626   $ 23,971,949    $(23,798,786)

Issuances of common stock
       for legal services                                       --          100,000            100            500            --

Stock issuable to fund partnership investment                   --             --             --             --              --

Quasi-reorganization effective December 31, 2004                --             --             --      (23,798,786)     23,798,786

Net loss for the year                                           --             --             --             --        (1,508,073)
                                                          ----------   ------------   ------------   ------------    ------------



Balances at
       December 31, 2005                                        --       12,725,124         12,726        173,663      (1,508,073)

Stock issuable to fund retirements
       of notes payable                                         --             --             --             --              --

Issuance of preferred stock with warrants attached
       net of issuance costs of $86,985                                        --             --             --              --
          Preferred stock  @ $0.001 par value per share         1500           --             --          159,030            --
          Common Stock Warrants                                 --             --             --        1,252,485            --

Stock-based compensation expense                                --             --             --          896,235            --

Net loss for the year                                           --             --             --             --        (2,010,175)
                                                          ----------   ------------   ------------   ------------    ------------


Balances at
       December 31, 2006                                  $    1,500     12,725,124   $     12,726   $  2,481,413    $ (3,518,248)
                                                          ==========   ============   ============   ============    ============

                     MORTGAGE ASSISTANCE CENTER CORPORATION
                                                                                                                           EXHIBIT A
         Amended Statements of Changes in Stockholders' Equity (Deficit)

                     Years Ended December 31, 2006 and 2005




                                                            Subscriptions
                                                              issuable        Total
                                                            ------------   ------------

Balances at
       December 31, 2004                                   $      2,160   $    187,949

Issuances of common stock
       for legal services                                          --              600

Stock issuable to fund partnership investment                   100,000        100,000

Quasi-reorganization effective December 31, 2004                   --             --

Net loss for the year                                              --       (1,508,073)
                                                           ------------   ------------



Balances at
       December 31, 2005                                        102,160     (1,219,524)

Stock issuable to fund retirements
       of notes payable                                         242,300        242,300

Issuance of preferred stock with warrants attached
       net of issuance costs of $86,985                            --             --
          Preferred stock  @ $0.001 par value per share            --          160,530
          Common Stock Warrants                                    --        1,252,485

Stock-based compensation expense                                   --          896,235

Net loss for the year                                              --       (2,010,175)
                                                           ------------   ------------


Balances at
       December 31, 2006                                   $    344,460   $   (678,149)
                                                           ============   ============





                                                                                                                           EXHIBIT B

                     Mortgage Assistance Center Corporation
          Consolidated Statements of Operations and Comprehensive Loss
                Three and Six Months Ended June 30, 2007 and 2006
                                   (Unaudited)


                                                 Three Months Ended             Six Months Ended
                                            June 30, 2007  June 30, 2006  June 30, 2007  June 30, 2006
                                                            (Restated)                    (Restated)
                                            -----------    -----------    -----------    -----------

Operating Revenues:
      Sales of portfolio assets             $   688,553    $   539,347    $ 1,257,513    $   775,635
      Servicing fees                             65,904        139,320        180,300        144,590
      Rental Income                              58,000         26,250        111,004         29,550
      Other                                     421,522          4,739        313,319          7,619
                                            -----------    -----------    -----------    -----------
         Gross operating revenue              1,213,979        709,656      1,862,136        957,394
                                            -----------    -----------    -----------    -----------
      Cost of portfolio assets sold             557,781        391,842        876,739        548,025
                                            -----------    -----------    -----------    -----------
         Net operating revenue                  656,198        317,814        985,397        409,369
                                            -----------    -----------    -----------    -----------

Operating Expenses:
      Salaries, wages and contract  labor       467,130        184,072      1,065,164        398,565
      Selling, general and                      365,920        254,527        690,048        410,615
         administrative expenses
      Bad debts                                  78,080           --          185,674           --
      Depreciation and amortization              24,083          5,642         36,196         11,285
                                            -----------    -----------    -----------    -----------
         Total operating expenses               935,213        444,241      1,977,082        820,465
                                            -----------    -----------    -----------    -----------

Operating loss                                 (279,015)      (126,427)      (991,685)      (411,096)
                                            -----------    -----------    -----------    -----------

Other income (expense):
      Interest and other income                 (60,878)        89,766          6,281         98,948
      Interest expense                         (179,798)       (68,250)      (155,932)      (147,773)
      Priority payments                         (32,847)          --          (76,534)          --
                                            -----------    -----------    -----------    -----------

         Total other income (expense)          (273,523)        21,516       (226,185)       (48,825)
                                            -----------    -----------    -----------    -----------

Loss from continuing operations before
   minority interests and  income taxes        (552,538)      (104,911)    (1,217,870)      (459,921)




                                                                                                                           EXHIBIT B

                     Mortgage Assistance Center Corporation
          Consolidated Statements of Operations and Comprehensive Loss
                Three and Six Months Ended June 30, 2007 and 2006
                                   (Unaudited)


                                                 Three Months Ended            Six Months Ended
                                            June 30, 2007  June 30, 2006    June 30, 2007  June 30, 2006
                                                            (Restated)                       (Restated)
                                            -----------    -----------       -----------    -----------


Loss from continuing operations before         (552,538)      (104,911)       (1,217,870)      (459,921)
   minority interests and  income taxes

Minority interests                               (8,851)        17,466           (44,159)        63,987
                                            -----------    -----------       -----------    -----------

Loss from continuing operations before
   income taxes                                (561,389)       (87,445)       (1,262,029)      (395,934)

Income tax benefit (expense)                       --             --                --             --
                                            -----------    -----------       -----------    -----------

Loss from continuing operations                (561,389)       (87,445)       (1,262,029)      (395,934)

Discontinued operations:
  Income from Operations of Dutch Fork
     Capital, LLC (Including gain on
     disposal of $160,128)                      240,260           --             300,066           --
                                            -----------    -----------       -----------    -----------

Net Loss                                       (321,129)       (87,445)         (961,963)      (395,934)

Other comprehensive income                         --             --                --             --
                                            -----------    -----------       -----------    -----------

Comprehensive Loss                             (321,129)       (87,445)         (961,963)      (395,934)
                                            ===========    ===========       ===========    ===========

Basic earnings (loss) per weighted-
       average common shares outstanding:
       Continuing operations
                                                  (0.05)         (0.01)            (0.10)         (0.03)
       Discontinued operations                     0.02           --                0.02           --
                                            -----------    -----------       -----------    -----------
       Net Loss                                   (0.03)         (0.01)            (0.08)         (0.03)
                                            ===========    ===========       ===========    ===========

Fully diluted earnings (loss)
        per weighted average
        common shares outstanding
        calculated on net loss and
        cumulative but undeclared
        dividends on preferred
        stocks
        Continuing operations
                                                                 (0.01)                           (0.03)
        Discontinued operations                                   --                               --
                                                           -----------                      -----------
        Net Loss                                                 (0.01)                           (0.03)
                                                           ===========                      ===========

Weighted-average number of shares
        of common stock outstanding:

        Basic                                12,725,124     12,725,124        12,725,124     12,725,124
                                            -----------    -----------       -----------    -----------

        Diluted                                             12,725,124                       12,725,124
                                                           -----------                      -----------


        The accompanying notes are an integral part of these consolidated financial statements

                                                                       EXHIBIT C

Item 3.  Controls and Procedures


During the reporting  period ended,  June 30, 2007,  the Company  carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and the Chief Financial Officer, of the effectiveness and design and operation of the disclosure controls and procedures pursuant to Rule 13a-15(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), which disclosure controls and procedures are designed to insure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods specified by the SEC's rules and forms. During this evaluation, weaknesses in the Company's disclosure control processes were discovered that prevented the Company's senior management, including the Company's Chief Executive Officer, from obtaining information regarding certain operational aspects related to the Company's joint ventures. These weaknesses were discovered in April, 2007, by the Company's new Chief Financial Officer during an evaluation of the Company's real estate portfolio transactions and it is believed that these weaknesses first began in 2006. While the Company's management believes that it has corrected these weaknesses in its disclosure controls by creating additional levels of review and approval of acquisitions and sales of portfolio assets, management is currently unable to estimate, with reasonable certainty, the possible loss, or range of loss, if any, for the previously unknown control weaknesses. While the Company does not, at this time, believe that the ultimate resolution of these operational issues will necessitate any adjustments with respect to the Company's current or previously issued financial statements, it is reasonably possible that there may be a material adverse effect on the Company's financial position and results of operations, both in the near and long term.



The internal investigation is ongoing, and the Company's executive management and legal counsel are working expeditiously to complete the internal investigation as soon as practicable. The Company's management will then complete a qualitative assessment of all identified issues and determine the resulting effects, including possible monetary effects, of the issues under investigation.


Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the Chief Executive Officer and Chief Financial Officer, believe that the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, based upon the aforementioned evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at that reasonable assurance level in timely alerting them to material information.